Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund July 2015 Update
August 20, 2015

Supplement dated August 20, 2015 to Prospectus dated April 24, 2015
Class	July ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	2.3%	-5.0%	$14.3M	$1,185.21
B	2.3%	-5.4%	$143.2M	$983.26
Legacy 1	2.5%	-3.8%	$2.2M	$899.72
Legacy 2	2.5%	-3.9%	$0.7M	$884.14
Global 1	2.5%	-3.7%	$22.1M	$879.74
Global 2	2.5%	-3.8%	$5.3M	$864.78
Global 3	2.3%	-4.7%	$70.3M	$774.12
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar rallied to a six-week high after the U.S. Federal Reserve reinforced expectations it would raise interest rates as early as September.  The value of the Canadian dollar fell amidst the Greece crisis and on speculation the Bank of Canada will further cut interest rates. Economic reports indicating Canada may be in a recession also weakened the currency.  The Australian dollar lost value as a result of weak commodity prices and weak Chinese manufacturing data.

Energy:  Natural gas and heating oil markets fell because of an increase in supplies.  Crude oil prices declined by almost 20% amidst volatility in the Chinese stock markets and on U.S Energy Information Administration reports which confirmed global production continued to exceed demand.

Equities:  U.S. and Eurozone equity markets moved higher after the Greek Parliament agreed to the austerity measures needed to receive assistance from the Eurozone.  Bullish corporate earnings in the U.S., especially in the technology sector, also supported equity market strength.

Fixed Income: Global fixed-income prices moved higher due to increased demand for safe-haven assets amidst volatility in the global equity markets and on sharp declines in commodity prices.  U.S. Treasury markets were also bolstered by increased demand from international investors.

Grains/Foods:  Corn, wheat, and soybean markets fell as favorable weather raised harvest forecasts.  Sugar prices also declined in reaction to increased supplies and weak demand.  Cotton prices moved lower after the U.S. government unexpectedly cut its demand forecast for China.  Coffee markets weakened as dry weather supported growing conditions; the fall in value of the Brazilian real also contributed to lower prices.

Metals:  Gold and silver prices fell slightly after Federal Reserve Chairwoman Yellen suggested the U.S. economy was improving and an interest rate hike in 2015 is likely.  Platinum prices fell as China’s passenger-vehicle sales declined for the first time in two years.  Copper markets declined after Greece's early-month vote against austerity and after data from China raised speculation economic growth may continue to falter.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,
David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended July 31, 2015

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$2,801,166	$211,512
Change In Unrealized Income (Loss)	10,223,507	-264,768
Brokerage Commission	-89,402	-824,200
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-224,606	-1,668,469
Change in Accrued Commission	-15,171	-14,764
Net Trading Income (Loss)	7,093,162	-2,560,689

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$75,418	$595,871
Interest, Other	21,106	189,409
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	7,189,686	-1,775,409

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	2,556,404
Operating Expenses	55,108	418,151
Organization and Offering Expenses	63,728	483,942
Brokerage Expenses	1,110,802	8,597,728
Dividend Expenses	0	0
Total Expenses	1,229,638	12,056,225

Net Income (Loss)	$5,960,048	-$13,831,634

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$256,950,372	$298,529,189
Additions	155,931	1,618,934
Net Income (Loss)	5,960,048	-13,831,634
Redemptions	-4,962,539	-28,212,677
Balance at July 31, 2015	$258,103,812	$258,103,812

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,185.209	12,068.23405	$14,303,382	2.33%	-5.00%
B	$983.258	145,651.13345	$143,212,673	2.27%	-5.35%
Legacy 1	$899.724	2,481.54389	$2,232,706	2.52%	-3.79%
Legacy 2	$884.144	818.87643	$724,004	2.50%	-3.92%
Global 1	$879.737	25,146.11024	$22,121,964	2.50%	-3.67%
Global 2	$864.778	6,072.07976	$5,251,000	2.48%	-3.77%
Global 3	$774.124	90,758.20218	$70,258,083	2.33%	-4.72%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership